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                                                                     EXHIBIT 8.2

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
                           PIPER & MARBURY
                               L.L.P.
                        CHARLES CENTER SOUTH
                       36 SOUTH CHARLES STREET
                         BALTIMORE, MARYLAND          WASHINGTON
                             21201-3018                NEW YORK
                            410-539-2530             PHILADELPHIA
                          FAX: 410-539-0489             EASTON
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                                  May 13, 1997
AVEMCO Corporation
Frederick Municipal Airport
411 Aviation Way
Frederick, Maryland 21701

     Merger of Merger Sub #4, Inc., a wholly-owned subsidiary of HCC Insurance Holdings, Inc., with and into AVEMCO Corporation

     Ladies and Gentlemen:

     We have acted as special counsel to AVEMCO Corporation ("Company") in connection with the transactions contemplated by the Agreement and Plan of Reorganization, dated as of February 27, 1997 (the "Merger Agreement"), by and among HCC Insurance Holdings, Inc. ("Parent"), Merger Sub #4, Inc., a wholly-owned subsidiary of Parent ("Merger Sub") and Company. This letter is delivered on the effective date of a Registration Statement on Form S-4 (the "Registration Statement"), which includes the Joint Proxy Statement/Prospectus of Parent and Company (the "Proxy Statement/Prospectus"), with respect to the transaction contemplated by the Merger Agreement. The delivery of a letter expressing opinions in substantially the form hereof (and the reconfirmation of such opinions on and as of the Effective Time) are conditions to the obligations of Company to consummate the Merger pursuant to section 7.2(d) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Merger Agreement.

     In rendering our opinions, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Proxy Statement/Prospectus and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below. Our opinions assume, among other things, the accuracy as of the date hereof, and continuing accuracy as of the Effective Time, of such facts, information, covenants, statements and representations, as well as an absence of any change in the foregoing that are material to such opinions between the date hereof and the Effective Time.

     We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the transactions related to the Merger or contemplated by the Merger Agreement will be consummated at the Effective Time in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus. In addition, our opinion is expressly conditioned on, among other things, the accuracy as of the date hereof, and continuing accuracy as of the Effective Time, of statements and representations contained in certificates executed by officers of Parent and Company as to certain facts relating to, and knowledge and intentions of, Parent and Company, and certain facts relating to the Merger. We have assumed that such statements and representations will be reconfirmed as of the Effective Time.
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     In rendering our opinion, we have considered the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder by the Treasury Department (the "Regulations"), pertinent judicial authorities, rulings of the U.S. Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that such Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A material change in any of the authorities upon which our opinion is based could affect our conclusions stated herein. In addition, there can be no assurance that the Internal Revenue Service would not take a position contrary to that which is stated in this opinion.

     Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

          1. the Merger will constitute a "reorganization" within the meaning of
     Section 368(a) of the Code, and Company, Merger Sub and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

          2. no gain or loss will be recognized by Parent or Company as a result of the Merger;

          3. no gain or loss will be recognized by the shareholders of Company upon the exchange of their shares of Company Common Stock solely for shares of Parent Common Stock pursuant to the Merger (including fractional shares of Parent Common Stock deemed issued as described below);

          4. the aggregate tax basis of the shares of Parent Common Stock received solely in exchange for shares of Company Common Stock pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of Company Common Stock exchanged therefor;

          5. the holding period for shares of Parent Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will include the holding period of the shares of Company Common Stock exchanged therefor, provided such shares of Company Common Stock were held as capital assets by the shareholder at the Effective time; and

          6. a shareholder of Company who receives cash in lieu of a fractional share of Parent Common Stock will be treated as if he received a fractional share of Parent Common Stock pursuant to the Merger and Parent then redeemed such fractional share for the cash payment, with the result that such a shareholder will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in clause (4) above) and the amount of cash received.


     Except as set forth above, we express no opinion to any party as to any consequences of the Merger or any transactions related thereto. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable law.


     In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the use of our name in the Proxy Statement/Prospectus and to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                          Very truly yours,

                                          /s/ PIPER & MARBURY L.L.P.